Exhibit 99.1

Corporate Biotech Executive Mark Germain Joins BiondVax’s Board of Directors

NESS ZIONA, Israel, June 28, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of M-001, a clinical phase Universal Influenza Vaccine candidate, announced today the appointment of Mr. Mark Germain as Vice-Chairman of its Board of Directors.

Based in New York, and having served as founder, director, chairman of the board, and/or investor in over twenty biotech companies, and with experience assisting in arranging corporate partnerships, acquiring technology, entering mergers and acquisitions, and executing financings, Mr. Germain is well suited to help guide BiondVax’s ongoing corporate development. Among his current positions, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and serves as a director on the board of the Israeli company Pluristem Therapeutics Inc. (Nasdaq: PSTI).

Mr. Mark Germain commented, “I am pleased and excited to join the BiondVax board at this important time in the development of the company. It is about to commence a Phase 3 pivotal trial for its universal flu vaccine, an innovative multi-strain, multi-season product with the potential to protect against pandemic strains as well. We have a strong shareholder base, with €20 million additional non-dilutive funding from the European Investment Bank, and are poised to build a successful company. I’m looking forward to working with our CEO Ron Babecoff, the rest of the board, and shareholders.”

Dr. Ron Babecoff, BiondVax’s President and CEO, remarked, “On behalf of BiondVax’s Board of Directors, I warmly welcome Mark’s appointment. I am confident that his biotech and corporate experience and track record will contribute significantly to BiondVax’s upcoming activities.”

“This year we plan to launch our universal flu vaccine’s first pivotal, clincal efficacy, Phase 3 trial, and are constructing our mid-size commercial scale manufacturing facility. Mark’s advice and guidance, along with that of the rest of our Board, will be valuable to BiondVax’s future,” continued Babecoff.

About BiondVax

BiondVax (Nasdaq: BVXV) is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcomes, the successful completion of our planned manufacturing facility, the results of the ongoing Phase 2 trial and the pivotal Phase 3 trial, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

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